[ADAMS AND REESE LLP LETTERHEAD]

June 24, 2005

Via Federal Express and EDGAR (without enclosures)

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F St. NE
Washington, D.C. 20549

  Re:
  BPZ Energy, Inc.
  Amendment No. 1 to Registration Statement on
  Form SB-2 filed June 8, 2005
  File No. 333-122816

Dear Mr. Schwall:

        Set forth below are the responses of BPZ Energy, Inc. (the "Company") to the comments contained in your letter dated June 17, 2005 regarding the Company's above referenced filing. For your convenience, we have repeated in bold type the comments exactly as set forth in the June 17, 2005 letter. The Company's response to each comment and request is set forth immediately below the text of the applicable comment or request.

June 17, 2005 Letter

Form SB-2

Management's Discussion and Analysis and Plan of Operation, page 26

Liquidity and Capital Resources, page 28

1.
We note the company has executed a mandate letter with the International Finance Corporation. Please provide us with a copy of the mandate letter and the financing criteria used by the International Finance Corporation. Advise us of how the company meets the criteria set forth. Also, advise us of when the International Finance Corporation anticipates completing its appraisal with respect to the viability of a financing arrangement with the company.

  Response:

        As requested, the Company has supplementally provided a copy of the letter agreement (the "Mandate Letter") dated May 27, 2005 between International Finance Corporation ("IFC") and BPZ Energy, Inc. with this response letter. The Mandate Letter is the first formal step in the process of obtaining financing from the IFC.

        The Company had the first meeting with the IFC regarding the Block Z-1 development project in September 2004 at the IFC's offices in Washington, D.C. Subsequently, there was a two-day technical meeting in the Company's offices in Houston, Texas in January 2005 and a follow-up meeting in Washington, D.C. at the IFC's offices in April 2005. The Company has had numerous telephone conversations with the IFC and has provided IFC with extensive technical and contractual information about the project, including the reserve study by Gaffney Cline & Associates, Inc., maps, surveys, geological and geophysical data and the analysis thereof, as well as information about the proposed facilities to be installed, such as the gas-fired power plant, the pipelines and gas processing facilities.

        In June 2005, five representatives from BPZ Energy, Inc. (including the CEO, COO and CFO) accompanied three representatives from the IFC on a four-day preliminary appraisal trip to Peru. The group visited the Company's proposed power plant site in Caleta Cruz, Peru, the pipeline route to Arenillas, Ecuador and held meetings with the Company's project consultants and prospective gas purchasers. In Lima, the group held meetings regarding the project with the Company's power consultants, legal advisors, the General Manager and staff of Perupetro and the Chairman of the Board of ElectroPeru.

        The IFC has not provided the Company with its objective criteria for determining whether the project will qualify for financing. However, the Company believes it has provided sufficient information to allow the IFC to make an informed decision about the viability of such financing. The IFC has indicated informally that they expect the project will meet its financing criteria, based on the information provided to date, but they have also informed us that further analysis and due diligence are required. As the Company has disclosed in its filings with the SEC, the Mandate Letter does not constitute a financing commitment on the part of the IFC.

        The IFC has informed the Company that they expect the appraisal process to take between four and six months from the signing of the Mandate Letter. If successful, this process will culminate in approval by the IFC Board of Directors. Section 8 of the Mandate Letter states that, "If the Services are not completed by December 31, 2005, except if delays are caused by IFC, then the Company and IFC will negotiate additional reasonable compensation for IFC." The final appraisal trip to Peru has been tentatively scheduled for September 2005. Based on information and feedback received from the IFC, the Company believes this timeframe is reasonable for the IFC to complete its appraisal of the project.

Engineering Comments

Business, page 12

Oil and Gas Resources, page 18

2.
We note the statement, "Based on this data, GCA concluded that oil and gas resources exist in the Corvina and Piedra Redonda Fields that can be considered proved from a geological and engineering standpoint." Please delete this as it indicates a standard for proved reserved that is different from that in Rule 4-10(a) of Regulation S-X. You may disclose those missing elements that preclude your attribution of proved reserves here.

  Response:

        In response to this comment, the Company will remove this statement from the disclosure. The Company supplementally advises the Commission Staff that it is not aware of any missing elements other than financing which preclude its attribution of proved reserves. Therefore, the Company does not believe that any additional disclosure is needed. The revised disclosure will read as follows:

  Oil and Gas Resources

          During 2004, the Company retained Gaffney Cline & Associates, Inc. ("GCA"), an internationally recognized firm of independent reserve engineers, to evaluate the oil and gas resource potential of the Corvina and Piedra Redonda Fields in the Block Z-1 license contract area. GCA focused its evaluation on the wells which were drilled by previous operators of Block Z-1, and the seismic and other geological and geophysical data available on the block.

          In the Corvina Field, five wells were drilled, including two wells drilled by Tenneco, Inc. in the mid-1970's and three wells drilled by Belco Oil and Gas Corporation ("Belco") in the early 1980's. Two drilling and production platforms were set-up during this period and are still in place in the

  Corvina Field. The platforms need to be repaired and refurbished, but are structurally sound and we believe they are suitable for the Company's future operations. Four of the five wells in the Corvina Field encountered indications of natural gas and apparent reservoir-quality formations. At the time these wells were drilled, there was no commercial market for natural gas in the region. One of the wells, the CX11-16X, was completed and produced natural gas at rates as high as 16.6 million cubic feet of gas per day ("MMcf/d") during two separate tests over a period of approximately 20 days each. The well was temporarily abandoned. We believe this well can also be reestablished as a producing well.

          In the Piedra Redonda Field, two wells were drilled by Belco in the late 1970's and early 1980's. Indications of natural gas were present in both wells. One well was completed, while the other well encountered high pressures and was abandoned prior to reaching its intended total depth. There is also a drilling and production platform in place in the Piedra Redonda Field. The completed well in the Piedra Redonda Field, the C18X, produced natural gas at rates as high as 8.3 MMcf/d over a period of approximately 20 days during an extended test in 1979 and was also temporarily abandoned. We believe this well can be reestablished as a producing well.

          GCA reviewed all available technical data, including a large volume of 2-D seismic data, well logs, drilling and completion reports, well test information, and other geological and geophysical data and analysis. The Company intends to develop these resources as discussed in "Management's Discussion and Analysis and Plan of Operation." The development of these resources will require a significant financial investment which is presently estimated at $90 to $100 million. We do not currently have the financial capacity or commitments for a development program of this magnitude. Accordingly, the Company has not disclosed amounts of proved reserves in its SEC filings. At such time as we obtain sufficient financial commitments to proceed with the full development of Block Z-1 and all other conditions necessary to record proved reserves are met, we expect to record SEC proved reserves and disclose such reserves in future SEC filings.

        Thank you for your review and comments concerning the most recent amendment to our Form SB-2 filing. If you have any further questions or comments, please contact the undersigned at (713) 308-0109.

Very truly yours,
ADAMS AND REESE LLP
/s/ MARK W. COFFIN Mark W. Coffin

Enclosures

cc:
Ms. Mellissa Campbell Duru
Mr. Ron Winfrey
 United States Securities and Exchange Commission

  Mr. Manolo Zuñiga
  Mr. Randy Keys
   BPZ Energy, Inc.